October 30, 2008

Valerie Lithotomos, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Calvert SAGE Fund Form N-1A Registration Statement SEC File Nos. 333-152031 and 811-22212

Dear Ms. Lithotomos:

This letter serves as a response to comments made by the SEC staff (the "Staff") to Calvert by telephone on October 29, 2008 concerning the above-referenced Registration Statement on Form N-1A, relating to the registration of Calvert Large Cap Value Fund, the initial series of Calvert SAGE Fund, a new investment company (the "Fund"), and Pre-Effective Amendment No. 4 thereto. Pursuant to the Staff's comments, I am filing with the Commission today Pre-Effective Amendment No. 5 to the Form N-1A.

Material changes made to the filing in response to Staff comments are summarized below. These changes, as well as other updating revisions, are reflected in Pre-Effective Amendment No. 5 and have been marked in the Prospectuses and the Statement of Additional Information being filed today. The page references in the Staff comments are to the Class A and C Prospectus and the SAI as submitted in Pre-Effective Amendment No. 4 on October 14, 2008; however, the page references in Calvert's responses are to the revised marked filing in Pre-Effective Amendment No. 5.

Prospectus Comments

1. In the Principal Investment Strategies section on p. 2, add a sentence which summarizes the sustainability criteria and highlights the three exclusions.

Calvert response: in the second paragraph on p. 2 of the Fund's Prospectuses for Class A and C, Class I and Class Y relating to the investment selection process, the first sentence summarizing the Fund's sustainability criteria has been revised and a sentence highlighting the three threshold responsibility standards in bullet points has been added.

2. In the fee table on p.3, carry all percentage amounts out to two decimal points.

Calvert response: the percentage amounts in the fee tables in all prospectuses have been carried out to two decimal points.

3. With respect to the fee waiver reflected in the fee table on p. 4 and in footnote 6 to the fee table on p. 5, confirm that there will be no recoupment (by adding this to the prospectus disclosure or addressing in the letter responding to SEC comments) and file the fee waiver agreement in a Post-Effective Amendment to the Fund's Registration Statement.

Calvert response: this is to confirm that there is no provision in the contractual expense limitation agreement for this Fund permitting recoupment of the amounts reimbursed under the expense limitation arrangement. Calvert herewith undertakes to file the expense limitation agreement in a Post-Effective Amendment to the Fund's Registration Statement under Section 485(b) after effectiveness is granted.

4. In the second paragraph of footnote 6 to the fee table on p. 5, clarify in the last sentence that a nonmaterial amount of credits means less than one basis point.

Calvert response: this is to confirm that the statement in the last sentence of the second paragraph of footnote 6 to the fee table that "It is not anticipated that a material amount of credits will be earned in the fiscal year," translates to earned credits of less than 5% of gross expenses. Materiality in terms of Fund expenses is generally defined as 5% or more of gross Fund expenses. The text of footnote 6 has been left as is in this respect.

Statement of Additional Information

1. In Nonfundamental Investment Restriction No. 7 on p. 10, revise the wording to reflect that the Fund will not invest in illiquid securities if 15% or more of the value of the Fund's net assets is illiquid.

Calvert response: Nonfundamental Investment Restriction No. 7 on p. 10 has been revised to state that "The Fund may not purchase illiquid securities if 15% or more of the value of the Fund's net assets would be invested in such securities."

I trust that you will find that these revisions address the Staff's comments. In addition, on behalf of Calvert SAGE Fund, I hereby acknowledge that:

  the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, with these edits, on behalf of the Registrant and Calvert Distributors, Inc., the underwriter, I respectfully request that you accelerate the effective date of the Registration Statement pursuant to Rule 461 of the Securities Act of 1933, specifically requesting that you declare the filing effective tomorrow, October 31, 2008.

Should you have any questions, please contact me at 301-951-4890.

Very truly yours,

/s/ Jane B. Maxwell

Jane B. Maxwell

Assistant Vice President and
Assistant General Counsel